OI S.A. - In Judicial Reorganization
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.30029520-8
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Commencement of the Preemptive Rights Exercise Period

Oi SA - In Judicial Reorganization ("Oi" or "Company"), in addition to the information released on the Material Fact dated March 5, 2018 and to the information set forth in Annex 30-XXXII disclosed as of the same date, and in view of the waiver, on this date, of the conditions precedent provided for in the Judicial Reorganization Plan at the Meeting of Creditors, pursuant to the Plan, hereby informs its shareholders and the market in general of the conditions for the exercise of preemptive rights by the holders of Oi’s common and preferred shares with respect to the common shares, nominative and without par value to be issued in the Company’s capital increase (“New Shares”) by means of the capitalization of part of the Unsecured Credits of the Qualified Bondholders (as defined in the Judicial Reorganization Plan of the Company) (“Capitalization of Credits” or “Capital Increase”), in accordance with the Company’s Judicial Reorganization Plan approved in the Creditors’ General Assembly held on December 19 and 20, 2017 and ratified by the 7th Corporate Court of the Rio de Janeiro Court of Appeals (the “Plan”), as approved by the Company’s Board of Directors in a meeting held on March 5, 2018.

In accordance with the information released in the Material Fact and Annex 30-XXXII, the capital increase by means of the Capitalization of Credits shall be undertaken by the issuance of a minimum of 1,039,868,479 and a maximum of 1,756,054,163 New Shares with an issue price of R$ 7.00 per share, so that the total amount of the Capitalization of Credits will be a minimum of R$7,279,079,353.00 and a maximum of R$12,292,379,141.00.

The Company's shareholders will be entitled to preemptive rights to subscribe for the New Shares issued by means of the Capitalization of Credits, pursuant to Article 171 of Law No. 6,404/76, in accordance with the terms and conditions set forth herein.

In addition to the New Shares, the Company will issue subscription bonuses (“Subscription Bonuses”) that will be granted as an additional advantage to the subscribers of the New Shares, in the proportion of 0.07692307666 Subscription Bonuses for each one (1) New Share, provided that no fractional Subscription Bonuses will be issued and all fractional Subscription Bonuses will be disregarded. The Subscription Bonuses will be issued in a single series, comprising up to 135,081,089 Subscription Bonuses.

We have been advised that the depositary under the Company’s American Depositary Receipt programs will not distribute preemptive rights to holders of American Depositary Shares representing Oi’s common and preferred shares.

1.      Preemptive Rights

1.1.Procedures for Exercising Preemptive Rights.

Subject to the procedures set forth by the B3 Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”) and Banco do Brasil S.A. (“Banco do Brasil”), the holders of Oi’s common and/or preferred shares may subscribe for the New Shares issued according to the proportion of the shares they own on June 14, 2018, through the (i) Asset Depositary Center of B3 (“Depositary Center”); or (ii) Banco do Brasil.

The preemptive rights may be exercised for a period of 30 days from June 15, 2018 (inclusive), until July 16, 2018 (inclusive), subject to the procedures set forth by B3 and Banco do Brasil (“Preemptive Rights Exercise Period”).

Shares acquired from June 15, 2018 (inclusive) will not be entitled to preemptive rights and will be traded ex-subscription rights.

Based on the maximum amount of the capital increase resulting from the Capitalization of Credits and the Company's current shareholding composition, each one (1) common share and each one (1) preferred share shall entitle its holder to subscribe for 2.5989929669 New Shares.

In the event of the exercise of preemptive rights for cash, the number of New Shares to be subscribed by the holders of the Unsecured Credits of the Qualified Bondholders will be reduced by a corresponding amount and the amount paid in the exercise of such preemptive rights will be delivered to the holders of the Unsecured Credits of the Qualified Bondholders pro rata to the credits held by each of them.

2.         Assignment of Subscription Rights.

The preemptive rights with respect to the subscription of the New Shares may be freely assigned by holders of Oi’s common or preferred shares to third parties, or other shareholders, pursuant to Article 171, Paragraph 6 of Law No. 6.404/76.

Shareholders must observe the procedures established by B3 and Banco do Brasil to assign their preemptive rights.

1.3.      Procedure for Subscribing Leftovers.

When exercising preemptive rights, the subscribers willing to subscribe leftovers of the New Shares unsubscribed by the shareholders during the Preemptive Rights Exercise Period or by the holders of the Unsecured Credits of the Qualified Bondholders by means of the capitalization of their respective credits through their participation in the settlement procedure that the Company shall make available to the Qualified Bondholders who have made a valid recovery election under the terms of the Plan, shall express in their subscription form their intention to subscribe for leftovers, if they exist. Once the Preemptive Right Exercise Period and the verification of the apportionment of leftovers of the New Shares to the holders of the Unsecured Credits of the Qualified Bondholders is concluded, the Company shall disclose a Notice to the Shareholders with the apportionment of leftovers, if they exist, and the subscribers that indicated in the subscription form the wish to subscribe leftovers shall indicate the amount of leftovers to which each shareholder wishes to subscribe, which may be greater than the minimum amount of leftovers that each of the subscribers are entitled to, pursuant to the declarations of interest in subscribing for the leftovers. (“Leftovers Subscription Period”).

The percentage for the exercise of the right to subscribe for leftovers must be obtained by dividing the number of unsubscribed shares by the total number of shares subscribed by the subscribers who have expressed interest in the leftovers during the period of preference, multiplying the quotient obtained by 100.

Additional information regarding the Leftovers Subscription Period will be disclosed by the Company, by means of a notice to the shareholders, after the Preemptive Right Exercise Period has ended and after the verification of the results of the subscription of New Shares by the holders of the Unsecured Credits of the Qualified Bondholders.

Following the first apportionment of leftovers, after reaching the minimum amount of the Capital Increase, the Board of Directors shall meet to fully or partially ratify the Capital Increase.

1.4.      Possibility to Condition the Decision to Subscribe and the Confirmation of the Capital Increase Fully or Partially.

In case of partial confirmation of the Capital Increase, the subscribers may condition the subscription of the New Shares (i) on the subscription of all the shares of the Capitalization of Credits (maximum amount of R$12,292,379,141.00), or (ii) on the subscription of the minimum amount of R$7,279,079,353.00, in which case the subscriber must indicate if it will receive: (a) the totality of the shares subscribed by it or (b) the number of New Shares equivalent to the proportion of the number of New Shares actually subscribed for and the maximum number of shares object of the Capital Increase.

Shareholders who wish to condition their decision to subscribe must do so in the subscription form. In the absence of the subscriber's statement, it will be assumed the subscriber's interest in receiving all the New Shares subscribed by him. The Company shall not grant additional term for the investment to be reviewed in the event of partial confirmation of the capital increase.

After the actual subscription and payment of the New Shares, and as long as the minimum amount for the Capital Increase is reached, a Board of Directors meeting will be held to confirm the capital increase, either fully or partially.

1.5.            Rights of the New Shares

The New Shares shall entitle the holders thereof to the full receipt of dividends or interest on equity capital that are declared by the Company from the date of confirmation of the capital increase.

1.6.      List of Documents to the Subscription of Shares Object to the Preemptive Rights.

Shareholders with shares deposited at the Depositary Central of B3 shall exercise their preemptive right through their respective custody agents, subject to the terms set forth by B3 and the condition of this notice.

Shareholders owning book-entry shares directly at Banco do Brasil intending to exercise their preemptive right, or assign it, shall submit the following documentation:

Individual: Identity Card (RG) or Individual Taxpayer Registration (CPF).

Legal Entity: original or certified copy of the bylaws and of the minutes of the meeting that elected the current members of the Board of Executive Officers or restated articles of association in force, Corporate Taxpayer ID (CNPJ), corporate documents that prove the powers of the signatory to the subscription order, originals of the identity card (RG), or individual taxpayer registration (CPF).

Representation by Power of Attorney: in this case, it will be necessary to present an original copy of a public instrument with specific powers to exercise the preemptive right on behalf of the holders of common and preferred shares issued by the Company, accompanied by the aforementioned documents, as applicable, of the grantor and the grantee.

By executing the subscription form, even if by proxy, the subscriber represents an irrevocable and irreversible intention to acquire New Shares, which creates an irrevocable and irreversible obligation of payment at the time of subscription.

1.7.      Banco do Brasil Branches.

Shareholders owning book-entry shares directly at Banco do Brasil will be able to exercise their preemptive right in any of the branches of Banco do Brasil. Services are available from June 15, 2018 until July 16, 2018 during bank hours.

2.         Subscription Bonuses

The Subscription Bonuses shall be issued within the limits of the authorized capital of the Company and shall be attributed to the subscribers of the New Shares, with the following characteristics:

(a) Amount of Subscription Bonuses: there will be issued a total amount of up to 135,081,089 Subscription Bonuses so that, in view of the maximum amount of the Capitalization of Credits, a proportion of 0.076923076660 Subscription Bonuses per one New Share shall be observed, provided that no fractional Subscription Bonuses will be issued and all fractional Subscription Bonuses will be disregarded.

(b) Price of the Issuance: the Subscription Bonuses will be assigned as an additional advantage to the subscribers of the New Shares in the context of the Capitalization of Credits, with no price of issuance and without disbursement by the subscribers, pursuant to article 77 of Law No. 6,404/76, in accordance with Clause 4.3.3.6 of the Plan.

(c) Series: Issued in a single series.

(d) Amount of Shares: each Subscription Bonus shall grant to its holder the right to subscribe one (1) common share.

(e) Maturity and Term: Each Subscription Bonus shall be exercisable at any time, at the sole discretion of its holder, starting from one year as of the date of approval of the Capitalization of Credits by the Board of Directors, for a 90 day term. The beginning of the exercise period will be anticipated in the following cases: (i) disclosure about the Capital Increase – New Resources, set forth in Clause 6 of the Plan and the Backstop Agreement (as defined in the Plan); or (ii) in the event of any transaction involving the change of control in the Company, whichever occurs first. For the purposes of item (i), the Company shall inform the market at least 15 business days prior to the General Meeting or the Board of Directors’ Meeting to resolve on the Capital Increase – New Resources (as defined in the Plan) so that their holders may have a sufficient period to exercise the Subscription Bonuses and have secured the preemptive right in the subscription of the Capital Increase – New Resources.

(f) Form of Exercise: the holders of the Subscription Bonuses shall express their intention to exercise the Subscription Bonuses by means of a request of exercise to be made through their custody agent to B3 or, in case the Subscription Bonuses are held in custody at the Bank of Brazil, in writing to the Company, directed to any branch of Banco do Brasil. Upon the opening of the Subscription Bonuses, the Company shall provide details on the terms and procedures for exercising the Subscription Bonuses. For all legal purposes, the exercise date will be the date of receipt of the request for exercise by B3 or by the Company, as applicable.

(g) Form: The Subscription Bonuses shall have a book-entry form.

(h) Price of Exercise: The price of exercise of each of the Subscription Bonuses shall be in Reais equivalent to US$ 0.01 for each new common share, calculated based on the Dollar fixed for purchase by the Central Bank of Brazil, in the section Quotations and Bulletins", option "Closing prices of all currencies on a date", on its website, or any other quotation that may replace it, as of the first date of the Exercise Period ("Exercise Price").

(i) Subscription, Payment and Issuance of Shares: The issuance of common shares resulting from the exercise of the Subscription Bonuses will occur upon the date of the Meetings of the Board of Directors that will verify the exercise of the Subscription Bonuses and approve the issuance of the corresponding shares. On the same date, the payment of the shares then subscribed in the B3 will take place, which will occur upon the payment of the Exercise Price, following the rules and procedures applicable to B3 and to Banco do Brasil, as applicable.

(j) Periodic Update of the Number of Shares: On a monthly basis and, as for as long as there are Subscription Bonuses in circulation, a Board of Directors’ meeting will be held to change the amount of share capital in case of the occurrence, during the period, of the exercise of the right granted by the Subscription Bonuses, except in case of anticipation of the Exercise Period, in which the Board of Directors shall meet in a shorter period to resolve on the issue of the shares corresponding to the Subscription Bonuses exercised.

(k) Rights and Advantages of the Shares arising from the Exercise: the common shares issued by the Company resulting from the exercise of the right conferred by the Subscription Bonuses shall be entitled to the full receipt of dividends or interest on equity capital that will be declared by the Company as of the date of its issuance and to all other rights and benefits that are conferred to the other holders of common shares issued by the Company thereafter, in equal conditions with the other shares issued by the Company.

(l) Negotiation: the Subscription Bonuses shall be negotiated at B3 after the confirmation of the Capitalization of Credits.

3.         Additional information.

Further detailed information on the Capitalization of Credits, as required by CVM Ruling No. 480/09, may be obtained from the CVM website (http://www.cvm.gov.br/), or B3’s website (http://www.bmfbovespa.com.br/pt_br/) or the Company’s Investor Relations Office  (http://ri.oi.com.br), or by calling +55 21 3131-2918 or by sending an email to invest@oi.net.br.

Rio de Janeiro, June 11, 2018.

Oi S.A. - In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer